Via EDGAR

September 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Select Energy Services, Inc. Registration Statement on Form S-1 File No. 333-259083

Ladies and Gentlemen:

On behalf of Select Energy Services, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:30 p.m., Washington, D.C. time, on September 3, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter. If you need any additional information, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ Nick L. Swyka
Name:	Nick L. Swyka
Title:	Chief Financial Officer and Senior Vice President

cc:	David P. Oelman, Vinson & Elkins L.L.P. Stephen M. Gill, Vinson & Elkins L.L.P.